SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of January, 2010

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release: COPA HOLDINGS ANNOUNCES 6.6% TRAFFIC GROWTH FOR DECEMBER 2009

PRESS RELEASE	CONTACT:	Joseph Putaturo – Panamá
Director-Investor Relations
(507) 304-2677

COPA HOLDINGS ANNOUNCES 6.6% TRAFFIC GROWTH FOR DECEMBER 2009
Full year consolidated traffic growth comes in at 10.1%

Panama, January 11, 2010 - Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Aero Republica operating subsidiaries, today released preliminary passenger traffic statistics for December and full year 2009:

Copa Holdings	December		Change		Full Year		Change
(Consolidated)	2009	2008	(%)		2009	2008	(%)
ASM (mm) (1)	873.2	848.4	2.9%		9,910.7	8,844.6	12.1%
RPM (mm) (2)	671.3	629.6	6.6%		7,396.6	6,716.8	10.1%
Load Factor (3)	76.9%	74.2%	2.7	p.p.	74.6%	75.9%	-1.3	p.p.
Copa Airlines Segment
ASM (mm) (1)	726.3	705	3.0%		8,319.0	7,341.9	13.3%
RPM (mm) (2)	561.4	530.1	5.9%		6,322.6	5,788.9	9.2%
Load Factor (3)	77.3%	75.2%	2.1	p.p.	76.0%	78.8%	-2.8	p.p.
Aero Republica Segment
ASM (mm) (l)	147	143.4	2.5%		1,591.7	1,502.7	5.9%
RPM (mm) (2)	109.9	99.5	10.5%		1,074.0	927.9	15.7%
Load Factor (3)	74.8%	69.4%	5.4	p.p.	67.5%	61.7%	5.7	p.p.

1.	Available seat miles - represents the aircraft seating capacitymultiplied by the number of miles the seats are flown
2.	Revenue passenger miles - represents the numbers of miles flown byrevenue passengers
3.	Load factor - represents the percentage of aircraft seating capacitythat is actually utilized

For the month of December 2009, Copa Holdings' system-wide passenger traffic (RPM) increased 6.6% while capacity (ASM) increased 2.9%. System load factor for December 2009 was 76.9%, a 2.7 percentage point increase when compared to December 2008.

Copa Airlines passenger traffic (RPM) for December 2009 increased 5.9%, while capacity (ASM) increased 3.0%. This resulted in a load factor of 77.3%, a 2.1 percentage point increase when compared to December 2008.

Aero Republica passenger traffic (RPM) for December 2009 increased 10.5%, while capacity (ASM) increased 2.5%. Load factor for the month reached 74.8%, a 5.4 percentage point increase when compared to December 2008.

For full year 2009, Copa Holdings passenger traffic (RPM) increased 10.1%, while capacity (ASM) increased 12.1%. As a result, full year consolidated load factor came in at 74.6%, a 1.3 percentage point decrease when compared to the same period in 2008.

Copa Holdings CEO Pedro Heilbron said, "We are very pleased with our traffic results for December, having grown RPMs by 6.6% in spite of capacity increasing by only 2.9%. Furthermore, we are very pleased to have achieved double digit growth for 2009 despite weaker regional economies and the H1N1 flu crisis which affected us earlier in the year. This truly demonstrates the resiliency and growth potential of our business model."

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has international flights to Caracas, Venezuela and Quito, Ecuador.

CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 01/11/2010
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO